Contact

www.linkedin.com/in/alecmarshall
(LinkedIn)
bit.ly/alec_portfolio2021 (Portfolio)

Top Skills

Branding & Identity
Media Planning
Brand Awareness

Certifications

Apple Brand Certification
Apple User Experience Design
Subject Matter Expert, Social Media

Publications

What Would Apple Marketers Do to
Save Blackberry?
Future of Television

Patents

SHARING AND PLAYBACK OF
MEDIA ITEMS USING TAGGING
AND SOCIAL NETWORK
SERVICES

Alec Marshall

I create brand value through design, careful narrative, and strategic
marketing leadership. Former Apple, Roku, Adobe, Livongo.
Half Moon Bay, California, United States

Summary

* Strategy, creative, and media-focused marketing, design, and
product development
* Social and advanced digital marketing with focuses on user
generated content and online media
* Technical skills in web, application, mobile, and hardware product
development
* Industry experience in consumer electronics, audio, video, sports
and film
* Thought leadership and speaking engagements

Experience

Silicon Drive
Managing Partner & Creative Director
February 2016 - Present (8 years 1 month)
Greater Los Angeles Area

Silicon Drive is a high performance marketing and creative team. Recognizing
that creating business strategy, executing marketing tactics, and developing
effective creative materials are difficult for growing brands, Silicon Drive
acts as an addition to existing teams, filling in holes or scaling as large as
is needed. We have helped over 40 companies scale their goals, driven
revenues from $0 to $250MM and implemented product and marketing
strategies to close Seed through Series C investments.

The power of of our team comes from years of corporate and startup
experience leading top-end strategy accompanied by a scrappy execution
team of content producers, designers, and social geniuses. Our clients
need actionable ideas, yesterday. Currently we represent emerging brands,
startups, and entertainers in diverse locations, industries and business models.

Here are just some of the roles I've played under Silicon Drive engagements:

MotoAmerica - Head of Marketing & Content

Bob Weir/Dead & Company - Brand Expansion, Social & Digital Media

Tap - http://tapwithus.com - Strategic Advisor, Product & Marketing

The League - http://theleague.com - Strategic Advisor, Product & Marketing

Wheelwell - https://wheelwell.com - Strategic Advisor, Product & Marketing

Red Elixir - http://redelixir.com - - Strategic Advisor, Product & Marketing

Sudden Coffee - https://www.suddencoffee.com - Strategic Advisor, Product & Marketing

Lottery Now (Mido Lotto)
Chief Marketing Officer (Fractional)
October 2021 - Present (2 years 5 months)
San Francisco Bay Area

Lead brand, creative strategy, growth marketing, and product marketing for a courier app company spearheading technological innovation for US Lotteries, moving the company from niche adoption to mass market awareness.

2023 Web Award Winner for Best Entertainment Site

Tap Systems Inc. (#TapWithUs)
Board Member
July 2019 - Present (4 years 8 months)
Los Angeles, California

TAP is one of the most innovative endeavors to present itself to the wearable, augmented reality and virtual reality markets, allowing users to input text, data, and control into a multitude of device applications. TAP created an innovative alphabet interface to enable much quicker text input combined with mouse-like control to enable next-generation interface in 1ft, 3ft and 10ft user interface models

Livongo
Vice President, Creative
April 2019 - June 2021 (2 years 3 months)
San Francisco Bay Area

Led a team of talented creators and marketing professionals to develop, enhance, and extend the brand and narrative of an innovative healthcare technology company through its record-breaking IPO to its record-breaking $18.5B acquisition by Teladoc Health. Led the evolution of the Teladoc Health brand narrative to include chronic care and consumer-driven health following the merger of the two companies.

• transformed the brand voice from traditional healthcare to consumer in just two months to extend the impact of the company's IPO, the 3rd largest public offering in healthcare ever, showcasing the brand release with a Times Square takeover that Christina Farr of CNBC called 'faultless'

• established new communication pillars and art directions to build greater relevance for a rapidly growing set of company audiences in B2B, institutional healthcare, B2C and corporate benefits spaces using video/TV advertising, print and tradeshow, digital and direct media placements

• created an internal service bureau model to replace extensive agency usage, saving significant expenditures while developing internal resources in the creative space - a 4X ROI proposition that resulted in a team delivering over 500 design projects per quarter

• completed a year-long brand analysis including member, client, and provider research, expansive internal stakeholder interviews and re-branded the company using the resulting tone, voice, design and brand understandings just prior to Livongo being acquired for $18.5 billion, one year following its IPO

• absorbed the corporate digital team and instituted new design, analytics and experience enhancements that resulted in a 30% increase in user traffic PER QUARTER

MotoAmerica
Head of Content and Marketing
June 2017 - January 2019 (1 year 8 months)
Greater Los Angeles Area

MotoAmerica is currently the fastest growing motorsport in the world. It wasn't before. Creating the event profile, developing a content team, shaping the promotional strategy and supporting the growth of an emerging media strategy has led to unprecedented sports marketing growth while maintaining the engagement of the core audience. MotoAmerica has seen over 200% audience growth, 100% viewership growth, and significant attendance growth under my leadership, all while maintaining engagement that averages more than 50X (yes, 5,000%) the average engagement of a sports team.

Vidiam
Co-Founder & CEO
June 2011 - March 2016 (4 years 10 months)

Los Angeles, CA

Conceived, designed and developed a self-serve social media platform designed for musical artists, producers and influencers to optimize media distribution and brand development. Entering into an exploding electronic dance music (EDM) market in 2012, Vidiam took advantage of close industry relationships, a natively digital audience, and extreme growth curves to launch a new sort of media player that quickly gained artist traction leading to a social footprint over 20MM.

Peel

Vice President of Marketing

July 2010 - August 2011 (1 year 2 months)

Summary: Created and executed branding, communications and marketing strategies, including creating top-level messaging, launch and go-to-market plans, and press, partner and consumer relations for a consumer electronics and mobile start-up changing the landscape of television interfaces.

Roku

Director of Marketing

December 2009 - August 2010 (9 months)

Directed brand strategy, go-to-market, launch, engagement, and demand generation activities for leading sports, music, film, news and entertainment content partners as they expanded into online and streamed media for internet-connected television. Partners include Major League Baseball (MLB), Turner Entertainment and the National Basketball Association (NBA), Ultimate Fighting Championships (UFC), Netflix, Amazon Video On Demand, Pandora, and more.

Avid, Pro Tools, M-Audio

Director of Consumer & Education Marketing

February 2009 - February 2010 (1 year 1 month)

San Francisco Bay Area

Directed, planned, executed and owned global marketing strategies for 5 brands (Avid, Pro Tools, Pinnacle, Sibelius, and M-Audio) in consumer and education segments. Using a strong knowledge of products in audio and video creative industries, created end-to-end solutions that answer customer needs in each segment and developed campaign, positioning, and branding strategies to deliver those solutions to market.

Adobe Systems

Sr. Manager, Photoshop.com
March 2008 - March 2009 (1 year 1 month)

Led social and content strategies for membership-based web, mobile, and desktop applications centered around photo media and user-generated content. Created platform strategy incorporating micro-payment support for third party applications and early meta and tagging social strategies. Developed and implemented business plan and SDK for third-party content to be delivered in hybrid desktop-online software. Managed marketing, editorial, and creative tactical and strategic plans while simultaneously expediting development and reducing production costs.

Apple
5 years 8 months

Senior Manager, Interactive Marketing
February 2005 - April 2008 (3 years 3 months)

Summary: Directed global interactive strategy and creative production for Apple's Education marketing division, owning content and structural strategies, including Web applications and social networks, as well as daily operations and site implementation.

• Developed the first social and content marketing strategies employed at Apple, including incorporation of platforms into corporate web strategy and partnerships with Facebook that included the fastest growing Facebook group at the time

• Integrated social marketing tools with an advanced CRM allowing the sales field to respond to social inquiries within 30 minutes and delivering a new mode of ROI from user-generated content strategies

• Certified in Apple Brand Design Guidelines

• 10 US & international direct reports in UK & Australia

• Responsible for Apple marketing site, as well as two major communities, 4 private communities, and 3 social networks

• Consulted company-wide as a Web application strategy and social marketing subject matter expert, installing initiatives for Worldwide Training, Apple Retail, Developer Relations, and Worldwide Sales Operations

Lead Producer, Internet Applications Group
September 2002 - March 2005 (2 years 7 months)

Summary: Managed editorial, marketing, design, engineering & production resources producing content marketing tools and application designs including the launch of the iTunes Store, several in-line product redesigns of .Mac/MobileMe (iCloud) & significant membership growth and global expansion.

• Led domestic & international creative teams and front-end developers through the launch of the iTunes Store, .Mac & MobileMe, and other internet-connected applications (iPhoto, iMovie, Mail, and more) while coordinating with web service & software engineers

• Certified in Apple User Interface Design

• Designed an advanced CRM system to allow for content and application feature updates driven from marketing-controlled digital consoles

• Managed .Mac growth from 350K to 1M+ registered users

• Supported one Apple.com redesign, 2 .Mac (MobileMe) application redesigns & globalization of both iTunes and MobileMe application services

Glass Baron
Marketing Director
February 2001 - November 2002 (1 year 10 months)

Directed marketing and corporate communications for global manufacturer with $30M annual sales, owning marketing com- munications and directions, including supervision of internal and external designers, web developers, photographers & marketing assistants.

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Education

University of Virginia
BA, Sociology/Economics

Old Dominion University - College of Business and Public Administration
Mass Communications (Independent MBA Track)